NETWORK SYSTEMS INTERNATIONAL, INC.
                      200 North Elm Street
                     Greensboro, NC   27401


       INFORMATION STATEMENT PURSUANT TO SECTION 14(F) of
     THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                NOTICE OF CHANGE IN THE MAJORITY
                    OF THE BOARD OF DIRECTORS

                         AUGUST 5, 2000



     This Information Statement is being furnished to all holders of record at the close of business on August 4, 2000 of the common stock, par value $.001 per share ("Common Stock"), of Network Systems International, Inc., a Nevada corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and SEC Rule 14f-1.

     No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.

                          INTRODUCTION

     The Company is providing notice that, effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission ("SEC") pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, Robbie M. Efird will resign as a director of the Company. Herbert Tabin became a new director of the
Company  on   July 24, 2000, by the appointment of Mr.  Efird  to
fill one of the vacancies created by the recent resignations of Christopher N. Baker, Joseph M. Brower, Carlton Joseph Mertens and Olin H. Broadway, Jr. The resignations of Messrs. Efird, Baker, Brower, Mertens and Broadway and the appointment of Mr. Tabin are occurring pursuant to a Stock Purchase Agreement and a related agreement discussed below under "Stock Purchase and Related Agreements". Pursuant to such agreements, on July 10, 2000, Mr. Efird, E.W. Miller, Jr., David F. Christian and James
W. Moseley sold 2,700,00 shares ("Purchased Shares") of the Company's outstanding Common Stock to Mr. Tabin and agreed to resign from the Company. However, they are to continue in their current capacities as officers of the Company's wholly-owned subsidiaries, Network Systems International of North Carolina, Inc. and Vercom Software, Inc.

     Because of the change in the composition of the Board, the sale of the Purchased Shares and the issuance of 1,666,667 shares of new common stock for $1,000,000 purchased by investors located by Mr. Tabin, there has been a change in control of the Company.

     As of August 4, 2000, the Company had issued and outstanding 9,489,171 shares of Common Stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of Common Stock is entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and the related agreement and contains certain biographical and other information concerning the executive officers and directors of the Company. Additional information about the Stock Purchase Agreement and the related agreement is contained in the Company's Current Report on Form 8-K ("Form 8-K") dated July 10, 2000, which was filed with the SEC on July 10, 2000. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

              STOCK PURCHASE AND RELATED AGREEMENTS

     On July 10, 2000, Messrs. Efird, Miller, Christian and Moseley, shareholders of the Company (collectively the "Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with Mr. Tabin (the "Purchaser") pursuant to which the Sellers agreed to sell to the Purchaser an aggregate of
2,700,000 shares of Common Stock at a price of approximately $0.56 per share. In connection with the execution of the Purchase Agreement, the Company entered into a separate agreement with Millennium Holdings Group, Inc. ("MHG") pursuant to which the Company would sell 1,666,667 common shares of the Company to seven investors who are not related to either the Purchaser or MHG. Pursuant to the Stock Purchase Agreement, among other things, Messrs. Efird, Baker, Brower, Mertens and Broadway agreed to resign as directors and appoint new directors designated by the Purchaser of the shares. The Purchaser has initially designated Mr. Tabin for appointment to the board of directors of the Company.

     The  sale  of  shares  contemplated by  the  Stock  Purchase
Agreement was consummated on July 25, 2000, and on that date, the Company issued 1,666,667 shares of its common stock to seven investors located by MHG ("Investors").

     The following table lists the Sellers and the number of shares sold by each:


     Name of Seller                          Number of Shares Sold

     Robbie Efird                            1,900,000
     E.W. Miller, Jr.                          600,000
     David F. Christian                        100,000
     James W. Moseley                          100,000

                                TOTAL        2,700,000

The  Purchaser  of all 2,700,000 common shares sold  was  Herbert Tabin.


                        CHANGE OF CONTROL

     As a result of the actions described above under the captions "Introduction" and "Stock Purchase and Related Agreements", designees of the Purchaser will constitute the Board, and the Purchasers will be able to control the voting of a significant block of the Company's voting shares. As a result of the transactions consummated on July 25, 2000, pursuant to the Stock Purchase Agreement and the related agreement, the Purchaser may be deemed to own beneficially an aggregate of 4,366,667 shares of Common Stock, or approximately 46% of the 9,489,171 outstanding shares of the Company's common stock.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANGAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned as of the date of this Information Statement by (1) those persons or groups known to the Company who beneficially own more than 5% of the Company's Common Stock, (2) each current director and each person who has been designated to serve as a director by the Purchaser ("New Director"), (3) each executive officer whose compensation exceeded $100,000 in the fiscal year ended September 30, 1999,
(4)  all current directors and executive officers as a group, and
(5) all New Directors and other persons who will serve as executive officers of the Company after the New Directors take office ("New Officers") as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. This table reflects the consummation on July 25, 2000, of the sale of 2,700,000 shares of common stock by the Sellers to the Purchaser. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o Network Systems International, Inc., 200 North Elm Street, Greensboro, NC 27401.

Name and Address                   Amount and         Percent
of Beneficial Owner                Nature of          of Class (1)
                                   Beneficial
                                   Ownership

Robbie M. Efird (2)                811,491            8.6

E.W. Miller, Jr.(3)                861,183            9.1

David Christian                    794,623            8.4

James W. Moseley                   479,622            5.1



Name and Address of                Amount and          Percent
Beneficial Owner                   Nature of           of Class(1)
                                   Beneficial
                                   Ownership

The Purchaser (Herbert Tabin)      2,700,000           28.5
6413 Congress Avenue, Suite 240
Boca Raton, FL   33487

All current directors and          3,511,491           37.0
executive officers
as a group (2 persons)

All New Directors and New          2,700,000           28.5
Officers as a group
(1 person)


(1) Unless otherwise noted and subject to community property laws where applicable, the Company believes that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 9,489,171 shares outstanding as of August 4, 2000, adjusted as required by rules promulgated by the Securities and Exchange Commission.

(2) Includes 19,500 shares of common stock of the Company beneficially held by Mr. Efird on behalf of his minor son.

(3) Includes 1,562 shares of common stock of the Company held by Mr. Miller's wife.

     Effective   upon  the  expiration  of  the  ten-day   period
beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, Mr. Efird will resign as a director of the Company. Mr. Tabin was appointed as a new director to fill one of the vacancies on July 24, 2000. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company. If any proposed director listed in the table below should become unavailable for any reason, which the Purchaser does not anticipate, the directors will vote for any substitute nominee or nominees who may be selected by the Purchaser prior to the date the new directors take office.

Current Executive Officers and Directors

Name                               Age              Positions

Robbie  M. Efird                   36               Chairman of the Board
                                                    and Chief Executive Officer

Herbert Tabin                      32               President and Director

     Herbert Tabin is a founder of International Internet, Inc. and has served as Vice President and a Director of the Company since February, 1998. Prior to starting the Company, Mr. Tabin was a Vice President of Marketing with LBI Group, Inc., a merchant banking and venture capital group from April 1995 to
December 1996. Mr. Tabin received a Bachelor of Science in Business Economics from the State University of New York in 1989 and has been involved in financial consulting and investment counseling since 1989.

     During the year ended September 30, 1999, the Board held 5 regularly scheduled and/or specially called meetings. The Board's audit and compensation committee held one formal meeting during the year ended September 30, 1999. The Board's executive committee held four meetings during the year ended September 30, 1999.

Section 16(a)    Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act, as amended, required the Company's officers, directors and persons who beneficially own more than ten percent of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. There reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it and representations that no other reports were required, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended September 30, 1999.

                     EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chairman of the Board and the Company's President in the year ended September 30, 1999. There were no executive officers whose compensation exceeded $100,000 in the year ended September 30, 1999:

                   SUMMARY COMPENSATION TABLE

                                              Annual Compensation

                                                                    Other
Name and Principal Position        Year     ($)Salary  ($)Bonus     Compensation

Robbie M. Efird                    1999     167,456    0             6,970
(CEO)

Christopher  N.  Baker             1999     138,505    0            60,996
(Former President)

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Other  than  the transactions described in this  Information
Statement, no information is required to be reported under this item.


Dated:     August 5, 2000


By: /s/ Herbert Tabin
       Herbert Tabin